UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NRG Yield, Inc. – File No. 1-36002
NRG Yield LLC – File No. 333-203369-04

CF# 36021

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NRG Yield, Inc. and NRG Yield LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to Form 10-Ks filed on March 1, 2018.

Based on representations by NRG Yield, Inc. and NRG Yield LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

NRG Yield LLC	Exhibit 10.28	through November 6, 2021
NRG Yield, Inc.	Exhibit 10.34	through November 6, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary